                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K


                                ---------------



         /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 1996


                                       OR


            / / TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
             For the transition period from __________ to _________


                        Commission file number: 33-34004


                                ---------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          ANALYSIS & TECHNOLOGY, INC.
                             ROUTE 2, P.O. BOX 220
                      NORTH STONINGTON, CONNECTICUT 06359

                              REQUIRED INFORMATION

        The following documents, which are attached hereto as Appendices, are hereby furnished for the Analysis & Technology, Inc. Savings and Investment Plan (the "Plan").


        1.      Independent auditors' report.

        2. Statements of net assets available for Plan benefits as of December 31, 1996 and 1995.

        3. Statements of changes in net assets available for Plan benefits for the years ended December 31, 1996 and 1995.

        4.      Notes to financial statements.

        5.      Consent of KPMG Peat Marwick LLP.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        ANALYSIS & TECHNOLOGY, INC.
                                        SAVINGS AND INVESTMENT PLAN




                                       By: /s/  Thomas M. Downie
                                          --------------------------
                                          Thomas M. Downie
                                          Member, Analysis & Technology, Inc.
                                          Savings and Investment Plan Committee

Date: June 20, 1997

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995


                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


                                Table of Contents


                                                                                          Page
                                                                                          ----
Independent Auditors' Report                                                                 1

Statements of Net Assets Available for Plan Benefits                                        2
Statements of Changes in Net Assets Available for Plan Benefits                             3
Notes to Financial Statements                                                            4-10

Schedule 1  Item 27a  Schedule of Assets Held for Investment Purposes                      11
Schedule 2  Item 27d  Schedule of Reportable Transactions                                  12


Note: Schedules regarding party-in-interest transactions, nonexempt transactions, loans or fixed income obligations, leases in default or classified as uncollectible, and assets held for investment purposes which were both acquired and disposed of within the plan year, as required by Section 103(b)(3) of the Employee Retirement Income Security Act of 1974, have not been included herein as the information is not applicable.

[KPMG PEAT MARWICK LLP LETTERHEAD]

                          Independent Auditors' Report



   The Savings and Investment Plan Committee
   Analysis & Technology, Inc.:

   We have audited the accompanying statements of net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1996 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                      /s/ KPMG Peat Marwick LLP
                                                      -------------------------
                                                          KPMG Peat Marwick LLP




   May 8, 1997

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1996 and 1995

                                                             1996            1995
                                                             ----            ----
Investments in T. Rowe Price Group funds (note 3):
   Prime Reserve Fund                                    $ 4,313,533      4,338,166
   Prime Reserve Fund-Insurance                               15,592         11,017
   New Era Fund                                            7,335,574      6,070,976
   New Income Fund                                         4,247,173      4,283,879
   Equity Income Fund                                     18,601,861     13,260,394
   Spectrum Income Fund                                    1,705,306      1,553,679
   Spectrum Growth Fund                                    5,262,953      4,027,368
   International Stock Fund                                4,446,034      2,394,318
   Stable Value Common Trust Fund (note 5)                 7,627,341      6,259,602
   Small-Cap Value Fund                                    2,392,903      1,523,946
   Growth and Income Fund                                  3,540,701      1,389,894
   Science and Technology Fund                             8,653,803      6,667,437
   Blue Chip Growth Fund                                   3,190,234        610,923

Investment in Fidelity funds (note 3):
   Magellan Fund                                           1,490,500      1,229,676
   Contra Fund                                             1,897,928        904,077
   Puritan Fund                                              487,175        436,505
                                                         -----------     ----------
                                                          75,208,611     54,961,857

Analysis & Technology, Inc. common stock (note 3)          1,056,428        853,800
                                                         -----------     ----------
              Total investments                           76,265,039     55,815,657

Loans to participants (note 1(d))                          3,287,417      2,773,254
                                                         -----------     ----------

              Net assets available for plan benefits     $79,552,456     58,588,911
                                                         ===========     ==========


See accompanying notes to financial statements.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                 For the years ended December 31, 1996 and 1995


                                                               1996              1995
                                                               ----              ----
Additions to net assets attributed to:
    Investment income:
      Net realized gains                                  $    377,464        1,079,957
      Net unrealized gains                                   4,224,942        5,479,251
      Interest                                                 238,120          191,170
      Dividends                                              4,821,723        3,700,360
                                                          ------------      -----------
                                                             9,662,249       10,450,738
                                                          ------------      -----------
    Contributions:
      Participant                                            6,726,845        5,241,245
      Employer                                               2,014,768        1,567,973
                                                          ------------      -----------
                                                             8,741,613        6,809,218
                                                          ------------      -----------
            Total additions                                 18,403,862       17,259,956
                                                          ------------      -----------

Deductions from net assets attributed to:
    Benefits paid                                           (3,131,046)      (3,945,892)
    Insurance premiums                                          (8,592)          (9,275)
    Administrative expenses                                     (1,485)          (1,305)
                                                          ------------      -----------
            Total deductions                                (3,141,123)      (3,956,472)
                                                          ------------      -----------

Net increase prior to transfers from other plans            15,262,739       13,303,484

Transfers from other plans (note 9)                          5,700,806        1,920,452
                                                          ------------      -----------

    Net increase in net assets available for benefits       20,963,545       15,223,936

Net assets available for benefits:
    Beginning of year                                       58,588,911       43,364,975
                                                          ------------      -----------

    End of year                                           $ 79,552,456       58,588,911
                                                          ============      ===========



See accompanying notes to financial statements.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1996 and 1995



(1)    Description of Plan

       The following brief description of the Analysis & Technology, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)   General

             The Plan is a qualified defined contribution plan covering Analysis & Technology, Inc. employees 21 years of age or older who are full-time employees or who have completed at least 1,000 hours of service during the 12-consecutive-month period commencing with their employment date with Analysis & Technology, Inc. (the "Company"). The Plan covers all employees working in all cost centers in the Analysis & Technology segment, Engineering Technology Center ("ETC") segment, Fleet Support Center ("FSC") segment, and Government Systems Segment ("GSS") segment, as well as employees of Integrated Performance Decisions, Inc. ("IPD"), Applied Science Associates, Inc. ("ASA") and Automation Software, Inc. ("ASI"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       (b)   Contributions

             The maximum salary savings (pre-tax) contribution that an employee may elect to contribute to the Plan is 16% of annual gross compensation. Depending on the particular cost center, segment or subsidiary, the Company may match this salary savings contribution at a rate of 50%, up to a specified percentage of the participant's annual gross compensation. The Company may also make discretionary profit-sharing contributions to employees working for certain cost centers, segments or subsidiaries.

       (c)   Vesting

             Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions.

             Participants in all cost centers, segments and subsidiaries, excluding ETC, vest in Company contributions and the related earnings based on the following schedule:

                     Years of                   Percentage of vesting
                 credited service             in employer contributions
                 ----------------             -------------------------
                 Less than three years                0%
                 Three years                         20%
                 Four years                          40%
                 Five years                          60%
                 Six years                           80%
                 Seven years or more                100%

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements




             Participants at ETC vest as follows:

                  Years of                     Percentage of vesting
              credited service               in employer contributions
              ----------------               -------------------------
              Less than one year                         0%
              One year                              33-1/3%
              Two years                             66-2/3%
              Three years or more                      100%


       (d)   Loans to Participants

             Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. Interest on loans is charged at the "local prevailing commercial interest rate," with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant's primary residence. No more than two loans can be granted to the same participant in any 12-month period and only two loans may remain outstanding at any time.

       (e)   Payment of Benefits

             Upon termination from the plan, a participant's vested accrued benefits in his or her account shall be distributed, as elected by the participant, in either a single lump-sum payment, or, provided the participant's vested account exceeds $3,500, in periodic installments (at least annual), subject to certain minimum distribution rules.

       (f)   Hardship Withdrawal

             The Plan provides for hardship withdrawals, as defined by the Plan, of the participant's salary savings, additional contributions, and the vested portion of the employer matching contributions.

       (g)   Forfeitures

             Nonvested employer contributions are forfeited by a participant who terminates employment and are used to reduce subsequent employer contributions under the Plan. Forfeitures were approximately $150,000 during 1996 and $124,000 in 1995.

(2)    Summary of Significant Accounting Policies

       (a)   Basis of Presentation

             The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

                                                                     (Continued)

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements



             The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       (b)   Investments

             Investments are stated at aggregate fair market values, which are based principally on published market prices, except for the Stable Value Common Trust Fund. The Stable Value Common Trust Fund invests primarily in investment contracts which are stated at contract value, which represents contributions plus interest accrued at the contract rate, less withdrawals. The underlying investment contracts of the Stable Value Common Trust Fund are considered fully benefit responsive. Contract value approximates fair value.

             Investment income is recognized when earned, and purchases and sales of securities are recorded on a trade-date basis.

       (c)   Expenses

             All expenses of the Plan are paid by the Company in accordance with the Plan agreement, except participants who request a second loan from the Plan must pay a $15 loan origination fee.

(3)    Investments

       The Plan's investments are held in trust and managed by T. Rowe Price Trust Company ("T. Rowe Price"). The following table summarizes the investments held by T. Rowe Price at December 31, 1996 and 1995. Investments representing 5% or more of net assets available for benefits are indicated by an asterisk (*).

                                                                 1996                               1995
                                                      ----------------------------       -----------------------------
                                                                           Fair                               Fair
                                                                          market/                            market/
                                                        Number of        contract         Number of         contract
                                                         shares           value            shares            value
                                                         ------           -----            ------            -----
       T. Rowe Price Funds:
         Prime Reserve Fund                            4,313,533        4,313,533*        4,338,166        4,338,166*
         Prime Reserve Fund-Insurance                     15,592           15,592            11,017           11,017
         New Era Fund                                    281,488        7,335,574*          268,034        6,070,976*
         New Income Fund                                 477,747        4,247,173*          461,625        4,283,879*
         Equity Income Fund                              825,282       18,601,861*          662,688       13,260,394*
         Spectrum Income Fund                            152,259        1,705,306           138,228        1,553,679
         Spectrum Growth Fund                            347,849        5,262,953*          298,545        4,027,368*
         International Stock Fund                        322,176        4,446,034*          195,774        2,394,318

                                                                     (Continued)

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                                               1996                               1995
                                    ----------------------------       ----------------------------
                                                         Fair                             Fair
                                                        market/                          market/
                                      Number of        contract         Number of       contract
                                       shares           value            shares          value
                                       ------           -----            ------          -----
    Stable Value Common
     Trust Fund                       7,627,341       7,627,341*       6,259,602       6,259,602*
    Small-Cap Value Fund                122,337       2,392,903           92,193       1,523,946
    Growth and Income Fund              156,461       3,540,701           72,466       1,389,894
    Science and Technology Fund         291,276       8,653,803*         228,964       6,667,437*
    Blue Chip Growth Fund               167,378       3,190,234           40,485         610,923


Fidelity Funds:
    Magellan Fund                        18,481       1,490,500           14,302       1,229,676
    Contra Fund                          45,028       1,897,928           23,779         904,077
    Puritan Funds                        28,258         487,175           25,662         436,505
                                                    -----------                      -----------
                                                    $75,208,611                      $54,961,857
                                                    ===========                      ===========


         A brief description of each fund's investment objective follows:

         Prime Reserve Fund invests in liquid short-term debt obligations of high quality corporations.

         New Era Fund seeks to generate long-term growth of capital through investments in a diversified group of companies whose tangible asset value and/or earnings are expected to grow faster than the rate of inflation over the long-term.

         New Income Fund seeks the highest income over the long-term consistent with preservation of capital.

         Equity Income Fund provides current income by investing in dividend paying common stocks with favorable prospects for capital appreciation.

         Spectrum Income Fund provides a high level of income and preservation of capital by investing primarily in a diversified group of mutual funds which invest principally in fixed income securities.

         Spectrum Growth Fund seeks to achieve long-term growth of capital and growth of income by investing primarily in a diversified group of mutual funds which invest principally in equity securities. Current income is a secondary objective of the fund.

         International Stock Fund seeks long-term growth of capital and income principally through a diversified portfolio of stocks of established non-U.S. issuers.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements



         Stable Value Common Trust Fund invests in guaranteed investment contracts with varying maturity periods from a number of insurance companies and other stable value contracts.

         Small Cap Value Fund seeks long-term growth of capital by investing primarily in the common stocks of companies with relatively small market capitalizations which are believed to be undervalued.

         Growth and Income Fund seeks long-term growth of capital, a reasonable level of current income, and an increase in future income.

         Science and Technology Fund seeks long-term growth of capital through investment in common stocks of companies which generate growth primarily through new technological developments.

         Blue Chip Growth Fund seeks long-term growth of capital by investing primarily in the common stocks of large and medium-sized companies with potential for above-average growth.

         Magellan Fund seeks long-term growth of capital and income through a diversified portfolio of common stocks of small, medium, and large companies.

         Contra Fund seeks long-term capital appreciation through investments in common stocks of companies in the midst of turnaround strategies.

         Puritan Fund seeks to achieve high current income principally through a diversified portfolio of high yield stocks and bonds. Long-term capital appreciation is a secondary objective of the fund.

         Analysis & Technology, Inc. common stock is offered to Plan participants as an additional investment option. T. Rowe Price purchases the shares in the open market at the time contributions are received. The timing of all stock transactions is subject to the availability of Analysis & Technology, Inc. stock on the open market, and prices are set by the market. The market price per share and number of shares held by the Plan at December 31, 1996 and 1995 were as follows:

                 1996                                   1995
    -------------------------------         -----------------------------
     Number of         Market price         Number of        Market price
      shares             per share           shares            per share
      ------             ---------           ------            ---------
      72,857              $ 14.50              59,395             $ 14.375

ANALYSIS & TECHNOLOGY, INC.
SAVINGS  AND INVESTMENT PLAN

Notes to Financial Statements

(4)  Detailed Changes in Net Assets

Changes in net assets for the year ended December 31, 1996 were:

                                                           Prime
                                              Prime       Reserve         New          New           Equity         Spectrum
                                              Reserve    Insurance        Era          Income        Income         Income
Year ended December 31, 1996                   Fund         Fund          Fund         Fund          Fund           Fund
                                           -----------   -----------   -----------   -----------   ------------   -----------
Additions to net assets attributed to:
  Investment income
    Net realized gains (losses)            $      --     $      --     $   112,816   $  ( 28,685)  $     89,398   $    (4,823)
    Net unrealized gains (losses)                 --            --         785,596      (152,867)     1,723,470          (823)
    Interest                                    11,207          --          24,161        14,672         48,937         7,137
    Dividends                                  205,487           544       543,230       278,192      1,124,959       122,140
                                           -----------   -----------   -----------   -----------   ------------   -----------
                                               216,694           544     1,465,803       111,312      2,986,764       123,631
                                           -----------   -----------   -----------   -----------   ------------   -----------

  Contributions:
    Participants'                              310,446        13,568       400,433       271,297      1,160,457       234,166
    Employer's                                  94,970          --         118,549        98,910        353,613        78,012
                                           -----------   -----------   -----------   -----------   ------------   -----------
                                               405,416        13,568       518,982       370,207      1,514,070       312,178
                                           -----------   -----------   -----------   -----------   ------------   -----------
       Total additions                         622,110        14,112     1,984,785       481,519      4,500,834       435,809
                                           -----------   -----------   -----------   -----------   ------------   -----------

Deductions from net assets attributed to:
  Benefits paid to participants               (304,020)         (380)     (389,894)     (149,405)      (594,127)      (58,909)
  Insurance premiums paid                         --          (8,592)         --            --             --            --
  Administrative expenses                          (68)         --            (152)          (70)          (291)          (42)
                                           -----------   -----------   -----------   -----------   ------------   -----------
       Total deductions                       (304,088)       (8,972)     (390,046)     (149,475)      (594,418)      (58,951)
                                           -----------   -----------   -----------   -----------   ------------   -----------

Net increase (decrease) prior to
 interfund transfers                           318,022         5,140     1,594,739       332,044      3,906,416       376,858

Interfund transfers                           (339,820)         (565)     (237,071)     (344,443)       440,135      (203,351)
Participant loan withdrawals                   (58,108)         --        (194,960)      (95,046)      (328,351)      (58,794)
Participant loan repayments                     55,273          --         101,890        70,739        222,124        36,914
Transfers from other plans                        --            --            --            --        1,101,143          --
                                           -----------   -----------   -----------   -----------   ------------   -----------
                                              (342,655)         (565)     (330,141)     (368,750)     1,435,051      (225,231)
                                           -----------   -----------   -----------   -----------   ------------   -----------

  Net increase (decrease)                      (24,633)        4,575     1,264,598       (36,706)     5,341,467       151,627

Net assets available for benefits:
    Beginning of year                        4,338,166        11,017     6,070,976     4,283,879     13,260,394     1,553,679
                                           -----------   -----------   -----------   -----------   ------------   -----------
    End of year                            $ 4,313,533   $    15,592   $ 7,335,574   $ 4,247,173   $ 18,601,861   $ 1,705,306
                                           ===========   ===========   ===========   ===========   ============   ===========

Changes in net assets for the year ended December 31, 1995 were:

                                                            Prime
                                             Prime         Reserve        New          New           Equity         Spectrum
                                             Reserve      Insurance       Era          Income        Income          Income
Year ended December 31, 1995                  Fund          Fund          Fund         Fund          Fund            Fund
                                           -----------   -----------   -----------   -----------   ------------   -----------
Additions to net assets attributed to:
  Investment income
    Net realized gains (losses)            $      --     $      --     $   181,707   $    41,083   $    228,048   $     9,845
    Net unrealized gains (losses)                 --            --         536,985       369,188      2,303,102       124,437
    Interest                                    11,508          --          22,131        13,277         39,799         6,381
    Dividends                                  222,596           576       418,994       279,079        753,326        94,581
                                           -----------   -----------   -----------   -----------   ------------   -----------
                                               234,104           576     1,159,817       702,627      3,324,275       235,244
                                           -----------   -----------   -----------   -----------   ------------   -----------

  Contributions:
    Participants'                              276,134         9,076       428,988       311,444        910,649       231,934
    Employer's                                 102,813          --         124,880        95,270        255,362        68,617
                                           -----------   -----------   -----------   -----------   ------------   -----------
                                               378,947         9,076       553,868       406,714      1,166,011       300,551
                                           -----------   -----------   -----------   -----------   ------------   -----------
       Total additions                         613,051         9,652     1,713,685     1,109,341      4,490,286       535,795
                                           -----------   -----------   -----------   -----------   ------------   -----------

Deductions from net assets attributed to:
  Benefits paid to participants               (616,567)         (470)     (391,578)     (312,462)    (1,011,055)      (50,789)
  Insurance premiums paid                         --          (9,275)         --            --             --            --
  Administrative expenses                         (118)         --            (214)         (114)          (251)          (17)
                                           -----------   -----------   -----------   -----------   ------------   -----------
       Total deductions                       (616,685)       (9,745)     (391,792)     (312,576)    (1,011,306)      (50,806)
                                           -----------   -----------   -----------   -----------   ------------   -----------

Net increase (decrease) prior to
 interfund transfers                            (3,634)          (93)    1,321,893       796,765      3,478,980       484,989

Interfund transfers                           (508,559)          (29)   (1,044,222)     (524,900)        36,499       (14,247)
Participant loan withdrawals                  (124,267)         --        (173,034)     (125,945)      (267,929)      (46,390)
Participant loan repayments                     60,079          --         104,817        77,745        210,839        32,010
Transfers from other plans                     585,881          --            --          62,822           --            --
                                           -----------   -----------   -----------   -----------   ------------   -----------
                                                13,134           (29)   (1,112,439)     (510,278)       (20,591)      (28,627)
                                           -----------   -----------   -----------   -----------   ------------   -----------
  Net increase (decrease)                        9,500          (122)      209,454       286,487      3,458,389       456,362

Net assets available for benefits:
    Beginning of year                        4,328,666        11,139     5,861,522     3,997,392      9,802,005     1,097,317
                                           -----------   -----------   -----------   -----------   ------------   -----------
    End of year                            $ 4,338,166   $    11,017   $ 6,070,976   $ 4,283,879   $ 13,260,394   $ 1,553,679
                                           ===========   ===========   ===========   ===========   ============   ===========

The accompanying notes are an integral part of these financial statements.

                                                                         Stable
                                              Spectrum   International    Value       Small-Cap     Growth &     Science &
                                              Growth        Stock        Common         Value        Income     Technology
Year ended December 31, 1996                  Fund          Fund        Trust Fund       Fund         Fund         Fund
                                           -----------   -----------   -----------   -----------   -----------   -----------
Additions to net assets attributed to:
  Investment income
    Net realized gains (losses)            $    41,225   $    28,815   $      --     $    18,470   $    15,009   $   123,006
    Net unrealized gains (losses)              440,774       330,363          --         276,300       337,163       (10,020)
    Interest                                    17,982        16,510        19,832         8,022         6,970        42,589
    Dividends                                  364,010       118,560       374,856       118,873       182,553       927,406
                                           -----------   -----------   -----------   -----------   -----------   -----------
                                               863,991       494,248       394,688       421,665       541,695     1,082,981
                                           -----------   -----------   -----------   -----------   -----------   -----------

  Contributions:
    Participants'                              482,967       363,879       376,843       294,443       315,182     1,106,142
    Employer's                                 171,114       129,173       115,774        87,459        80,951       343,159
                                           -----------   -----------   -----------   -----------   -----------   -----------
                                               654,081       493,052       492,617       381,902       396,133     1,449,301
                                           -----------   -----------   -----------   -----------   -----------   -----------
       Total additions                       1,518,072       987,300       887,305       803,567       937,828     2,532,282
                                           -----------   -----------   -----------   -----------   -----------   -----------

Deductions from net assets attributed to:
  Benefits paid to participants               (147,626)     (142,596)     (384,401)      (79,231)      (70,173)     (306,651)
  Insurance premiums paid                         --            --            --            --            --            --
  Administrative expenses                         (138)          (84)         (137)          (30)          (24)         (335)
                                           -----------   -----------   -----------   -----------   -----------   -----------
       Total deductions                       (147,764)     (142,680)     (384,538)      (79,261)      (70,197)     (306,986)
                                           -----------   -----------   -----------   -----------   -----------   -----------

Net increase (decrease) prior to
 interfund transfers                         1,370,308       844,620       502,767       724,306       867,631     2,225,296

Interfund transfers                           (122,512)       96,624      (137,403)      146,630       182,767      (125,162)
Participant loan withdrawals                  (125,504)      (62,626)     (191,007)      (29,524)      (35,109)     (338,671)
Participant loan repayments                    113,293        71,955        92,241        27,545        34,377       224,903
Transfers from other plans                        --       1,101,143     1,101,141          --       1,101,141          --
                                           -----------   -----------   -----------   -----------   -----------   -----------
                                              (134,723)    1,207,096       864,972       144,651     1,283,176      (238,930)
                                           -----------   -----------   -----------   -----------   -----------   -----------

  Net increase (decrease)                    1,235,585     2,051,716     1,367,739       868,957     2,150,807     1,986,366

Net assets available for benefits:
    Beginning of year                        4,027,368     2,394,318     6,259,602     1,523,946     1,389,894     6,667,437
                                           -----------   -----------   -----------   -----------   -----------   -----------
    End of year                            $ 5,262,953   $ 4,446,034   $ 7,627,341   $ 2,392,903   $ 3,540,701   $ 8,653,803
                                           ===========   ===========   ===========   ===========   ===========   ===========

                                                                        Stable
                                           Spectrum    International     Value       Small-Cap    Growth &       Science &
                                            Growth         Stock        Common         Value       Income       Technology
Year ended December 31, 1995                Fund           Fund       Trust Fund       Fund         Fund           Fund
                                          -----------   -----------   -----------   -----------   -----------   -----------
Additions to net assets attributed to:
  Investment income
    Net realized gains (losses)           $    65,100   $    31,545   $      --     $    19,574   $    21,826   $   436,828
    Net unrealized gains (losses)             523,394       153,455          --         192,686       180,432       809,897
    Interest                                   15,584        15,920        21,462         5,597         5,103        26,433
    Dividends                                 270,068        72,908       372,751        69,138        76,510       888,596
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                              874,146       273,828       394,213       286,995       283,871     2,161,754
                                          -----------   -----------   -----------   -----------   -----------   -----------

  Contributions:
    Participants'                             489,260       397,855       428,714       201,471       154,203       784,281
    Employer's                                159,139       126,903       141,603        51,669        43,826       232,291
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                              648,399       524,758       570,317       253,140       198,029     1,016,572
                                          -----------   -----------   -----------   -----------   -----------   -----------
       Total additions                      1,522,545       798,586       964,530       540,135       481,900     3,178,326
                                          -----------   -----------   -----------   -----------   -----------   -----------

Deductions from net assets attributed to:
  Benefits paid to participants              (132,846)     (136,649)     (517,900)      (13,175)     (213,845)     (248,280)
  Insurance premiums paid                        --            --            --            --            --            --
  Administrative expenses                         (87)          (71)         (141)          (20)          (38)         (192)
                                          -----------   -----------   -----------   -----------   -----------   -----------
       Total deductions                      (132,933)     (136,720)     (518,041)      (13,195)     (213,883)     (248,472)
                                          -----------   -----------   -----------   -----------   -----------   -----------

Net increase (decrease) prior to
 interfund transfers                        1,389,612       661,866       446,489       526,940       268,017     2,929,854

Interfund transfers                             1,885      (442,588)      100,348       220,070       175,944       918,194
Participant loan withdrawals                 (102,625)      (83,937)     (136,073)      (22,328)      (18,965)     (185,247)
Participant loan repayments                    73,322        72,452       121,411        19,091        19,734       128,936
Transfers from other plans                       --            --            --            --            --            --
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                              (27,418)     (454,073)       85,686       216,833       176,713       861,883
                                          -----------   -----------   -----------   -----------   -----------   -----------
  Net increase (decrease)                   1,362,194       207,793       532,175       743,773       444,730     3,791,737

Net assets available for benefits:
    Beginning of year                       2,665,174     2,186,525     5,727,427       780,173       945,164     2,875,700
                                          -----------   -----------   -----------   -----------   -----------   -----------
    End of year                           $ 4,027,368   $ 2,394,318   $ 6,259,602   $ 1,523,946   $ 1,389,894   $ 6,667,437
                                          ===========   ===========   ===========   ===========   ===========   ===========
















                                  Blue Chip      Fidelity     Fidelity     Fidelity
                                   Growth        Magellan      Contra      Puritan     Participant       A&T
Year ended December 31, 1996        Fund           Fund         Fund         Fund         Loans         Stock          Total
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------
Additions to net assets
  attributed to:
  Investment income
    Net realized gains (losses)  $    16,054   $   (28,998)  $     8,633   $   1,381   $      --     $   (14,837)  $    377,464
    Net unrealized gains (losses)    328,741       (33,696)      152,317       6,483          --          41,141      4,224,942
    Interest                           5,498         6,250         5,536       1,209          --           1,608        238,120
    Dividends                         36,165       223,449       131,183      50,489          --          19,627      4,821,723
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------
                                     386,458       167,005       297,669      59,562          --          47,539      9,662,249
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------

  Contributions:
    Participants'                    341,296       362,508       297,262      89,190          --         306,766      6,726,845
    Employer's                       103,907        97,203        84,584      27,175          --          30,215      2,014,768
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------
                                     445,203       459,711       381,846     116,365          --         336,981      8,741,613
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------
       Total additions               831,661       626,716       679,515     175,927          --         384,520     18,403,862
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------

Deductions from net assets
 attributed to:
  Benefits paid to participants      (60,551)     (107,249)      (51,276)    (26,974)     (218,910)      (38,673)    (3,131,046)
  Insurance premiums paid               --            --            --          --            --            --           (8,592)
  Administrative expenses                (27)          (33)          (25)         (3)         --             (26)        (1,485)
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------
       Total deductions              (60,578)     (107,282)      (51,301)    (26,977)     (218,910)      (38,699)    (3,141,123)
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------

Net increase (decrease) prior
 to
 interfund transfers                 771,083       519,434       628,214     148,950      (218,910)      345,821     15,262,739

Interfund transfers                  710,156      (220,099)      393,989     (96,513)       (3,230)     (140,132)          --
Participant loan withdrawals         (26,177)      (62,689)      (49,691)     (5,599)    1,674,604       (12,748)          --
Participant loan repayments           23,108        24,178        21,339       3,832    (1,133,398)        9,687           --
Transfers from other plans         1,101,141          --            --          --         195,097          --        5,700,806
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------
                                   1,808,228      (258,610)      365,637     (98,280)      733,073      (143,193)     5,700,806
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------

  Net increase (decrease)          2,579,311       260,824       993,851      50,670       514,163       202,628     20,963,545

Net assets available for
 benefits:
    Beginning of year                610,923     1,229,676       904,077     436,505     2,773,254       853,800     58,588,911
                                 -----------   -----------   -----------   ---------   -----------   -----------   ------------
    End of year                  $ 3,190,234   $ 1,490,500   $ 1,897,928   $ 487,175   $ 3,287,417   $ 1,056,428   $ 79,552,456
                                 ===========   ===========   ===========   =========   ===========   ===========   ============

                                     Blue Chip    Fidelity     Fidelity    Fidelity
                                      Growth      Magellan      Contra     Puritan      Participant      A&T
Year ended December 31, 1995           Fund         Fund         Fund        Fund         Loans         Stock          Total
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------
Additions to net assets attributed
  to:
  Investment income
    Net realized gains (losses)      $   6,215   $    38,268   $   8,378   $   1,758   $      --     $    (10,218)  $  1,079,957
    Net unrealized gains (losses)       67,267       112,019      58,339      37,965          --           10,085      5,479,251
    Interest                             1,113         2,570       1,810         891          --            1,591        191,170
    Dividends                            9,162        68,448      70,816      21,211          --           11,600      3,700,360
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------
                                        83,757       221,305     139,343      61,825          --           13,058     10,450,738
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------

  Contributions:
    Participants'                       85,554       187,820     119,221      49,517          --          175,124      5,241,245
    Employer's                          20,045        61,072      38,013      19,601          --           26,869      1,567,973
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------
                                       105,599       248,892     157,234      69,118          --          201,993      6,809,218
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------
       Total additions                 189,356       470,197     296,577     130,943          --          215,051     17,259,956
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------

Deductions from net assets
 attributed to:
  Benefits paid to participants         (8,365)      (30,606)    (13,694)    (20,807)     (137,818)       (88,986)    (3,945,892)
  Insurance premiums paid                 --            --          --          --            --             --           (9,275)
  Administrative expenses                   (2)          (18)         (8)        (14)         --             --           (1,305)
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------
       Total deductions                 (8,367)      (30,624)    (13,702)    (20,821)     (137,818)       (88,986)    (3,956,472)
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------

Net increase (decrease) prior to
 interfund transfers                   180,989       439,573     282,875     110,122      (137,818)       126,065     13,303,484

Interfund transfers                    326,187       313,110     492,949     143,062         3,230       (196,933)          --
Participant loan withdrawals            (5,012)      (13,162)    (10,131)     (4,677)    1,319,722           --             --
Participant loan repayments              5,272        11,149       5,723       2,053      (950,467)         5,834           --
Transfers from other plans             103,487       479,006     132,661     185,945          --          370,650      1,920,452
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------
                                       429,934       790,103     621,202     326,383       372,485        179,551      1,920,452
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------
  Net increase (decrease)              610,923     1,229,676     904,077     436,505       234,667        305,616     15,223,936

Net assets available for benefits:
    Beginning of year                     --            --          --          --       2,538,587        548,184     43,364,975
                                     ---------   -----------   ---------   ---------   -----------   ------------   ------------
    End of year                      $ 610,923   $ 1,229,676   $ 904,077   $ 436,505   $ 2,773,254   $    853,800   $ 58,588,911
                                     =========   ===========   =========   =========   ===========   ============   ============

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements


(5)    Guaranteed Investment Contract ("GIC") Funds

       Beginning April 1, 1990, all contributions to the GIC Fund were invested in the T. Rowe Price Stable Value Common Trust Fund (formerly the Managed GIC Common Trust Fund). The Stable Value Common Trust Fund invests in several types of GICs with varying maturity periods from a number of insurance companies and other stable value contracts.

(6)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(7)    Tax Status

       On June 16, 1995, the Internal Revenue Service issued a Determination letter which stated that the Plan and its underlying Trust (the "Plan") qualify under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, is exempt from federal income taxes under Section 501(a) of the Code. In the opinion of the Plan's Administrator, the Plan has continued to operate within the terms of the plan document and applicable regulations and remains qualified under the Code.

(8)    Contributions

       For purposes of Form 5500 filings, the contributions to the plan are reported in an alternative manner to the financial statement presentation. Employer contributions on the Form 5500 represent actual employer contributions as well as employee contributions made via salary deferrals. Employee contributions represent rollover contributions from employees' previous employers. These two amounts totaled $7,283,604 and $1,458,009, respectively, for the plan year ended December 31, 1996 and $6,179,241 and $629,977, respectively, for the plan year ended December 31, 1995.

(9)    Plan Mergers

       Effective October 1, 1996, the Vector Research Company, Inc. Profit Sharing Plan and the Vector Research Company, Inc. Pension Plan were merged into the Plan. Vector Research Company, Inc. was acquired by A&T during 1996.

       Effective January 1, 1995, the ASA 401(k) Retirement Savings Plan was merged into the Plan. Effective October 1, 1995, the ASA Employee Stock Ownership Plan was merged into the Plan.
       ASA is a subsidiary of A&T.

                                                                      Schedule 1

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1996


Identity of issue, borrower,
   lessor or similar party              Description of investment                         Cost               Current Value
   -----------------------              -------------------------                         ----               -------------
*T. Rowe Price                          Prime Reserve Fund                          $   4,313,533          $  4,313,533
*T. Rowe Price                          Prime Reserve Insurance Fund                       15,592                15,592
*T. Rowe Price                          New Era Fund                                    6,048,548             7,335,574
*T. Rowe Price                          New Income Fund                                 4,190,442             4,247,173
*T. Rowe Price                          Equity Income Fund                             14,431,965            18,601,861
*T. Rowe Price                          Spectrum Income Fund                            1,656,553             1,705,306
*T. Rowe Price                          Spectrum Growth Fund                            4,372,834             5,262,953
*T. Rowe Price                          International Stock Fund                        3,980,127             4,446,034
*T. Rowe Price                          Stable Value Common Trust Fund                  7,627,341             7,627,341
*T. Rowe Price                          Small Cap Value Fund                            1,979,312             2,392,903
*T. Rowe Price                          Growth & Income Fund                            3,062,006             3,540,701
*T. Rowe Price                          Science & Technology Fund                       7,747,841             8,653,803
*T. Rowe Price                          Blue Chip Growth Fund                           2,816,009             3,190,234
Fidelity Investments                    Magellan Fund                                   1,429,755             1,490,500
Fidelity Investments                    Contra Fund                                     1,701,049             1,897,928
Fidelity Investments                    Puritan Fund                                      452,803               487,175
*Analysis & Technology, Inc.            Common Stock                                      974,535             1,056,428
                                                                                     ------------          ------------

                                                                                       66,800,245            76,265,039

Loans to participants                   Various loans with interest
                                        rates ranging from 8.6% to 11.5%                3,287,417             3,287,417
                                                                                     ------------          ------------

                                                                                     $ 70,087,662          $ 79,552,456
                                                                                     ============          ============


*Indicates a party in interest to the plan.

                                                                      Schedule 2

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                 Item 27d- Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                                                   Current
                                                                                                value of asset
Identity of party                                       Purchase       Selling       Cost of    on transaction   Net gain
   involved               Description of Asset           price          price         asset          date        or (loss)
   --------               --------------------           -----          -----         -----          ----        ---------
T. Rowe Price     Stable Value Common Trust Fund       $2,859,466          --       2,859,466     2,859,466         --
T. Rowe Price     Stable Value Common Trust Fund             --       1,491,727     1,491,727     1,491,727         --
T. Rowe Price     New Era Mutual Fund                   1,458,632          --       1,458,632     1,457,916         (716)
T. Rowe Price     New Era Mutual Fund                        --       1,091,731       933,833     1,091,731      157,898
T. Rowe Price     Prime Reserve Mutual Fund             1,415,531          --       1,415,531     1,415,531         --
T. Rowe Price     Prime Reserve Mutual Fund                  --       1,436,298     1,436,298     1,436,298         --
T. Rowe Price     Science & Technology Mutual Fund      3,718,815          --       3,718,815     3,718,071         (744)
T. Rowe Price     Science & Technology Mutual Fund           --       1,844,638     1,558,029     1,844,638      286,609
T. Rowe Price     Equity Income Mutual Fund             4,726,690          --       4,726,690     4,722,799       (3,891)
T. Rowe Price     Equity Income Mutual Fund                  --       1,194,180       971,390     1,194,180      222,790
T. Rowe Price     Blue Chip Growth Fund                 2,450,967          --       2,450,967     2,450,959           (8)
T. Rowe Price     Blue Chip Growth Fund                      --         216,443       184,747       216,443       31,696

                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Analysis & Technology, Inc.

We consent to incorporation by reference in the registration statements (Nos. 333-05267, 333-04265, 33-86666, 33-86576, 33-59396, 33-52582, 33-37710,
33-34004, 33-31829, 33-25074, 33-17313, and 33-09067) on Form S-8 of Analysis &
Technology, Inc. of our report dated May 2, 1997, relating to the consolidated balance sheets of Analysis & Technology, Inc. and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997, which report appears in the March 31, 1997 annual report on Form 10-K of Analysis & Technology, Inc.

In addition, we consent to incorporation by reference in the registration statement (Nos. 333-05267, 333-04265, 33-86666, 33-86576, 33-59396, 33-52582,
33-37710, 33-34004, 33-31829, 33-25074, 33-17313, and 33-09067) on Form S-8 of
Analysis and Technology, Inc. of our report dated May 8, 1997, relating to the statements of net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplementary schedules, which report appears in the December 31, 1996 annual report on Form 11-K of the Analysis & Technology, Inc. Savings and Investment Plan.


                                        KPMG Peat Marwick LLP

Hartford, Connecticut
June 23, 1997